Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the reference to our firm under the caption “Experts” in Amendment No. 3 to the Registration Statement (Form S-4 No. 333-120521) and related Prospectus of GulfMark Offshore, Inc. for the offer to exchange 7 3/4 % Senior Notes due 2014 and to the incorporation by reference of our report dated March 31, 2005 with respect to the consolidated financial statements of GulfMark Offshore, Inc. and subsidiaries and of our report dated April 22, 2005 with respect to GulfMark Offshore, Inc. and subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of GulfMark Offshore, Inc. and subsidiaries included in its Annual Report (Form 10-K/A) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP

Houston, Texas
April 25, 2005